EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
El Paso Electric Company:

We consent to the incorporation by reference in the registration statements (Nos. 333-142557 and 333-196628) on Form S-8, and (No. 333-198989) on Form S‑3 of El Paso Electric Company of our report dated February 29, 2016, with respect to the balance sheets of El Paso Electric Company as of December 31, 2015 and 2014, and the related statements of operations, comprehensive operations, changes in common stock equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of El Paso Electric Company.

/s/ KPMG LLP

Kansas City, Missouri
February 29, 2016